SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of April, 2003.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

Revision of Consolidated Annual Results Forecasts for the Year Ended March 31, 2003
SIGNATURES

Table of Documents Filed

1.	Press Release entitled, “Revision of Consolidated Annual Results Forecasts for the Year Ended March 31, 2003,” filed with the Tokyo Stock Exchange on Monday, April 21, 2003.

April 21, 2003

FOR IMMEDIATE RELEASE

Contact Information:
Leslie F. Hoy, Ph.D. ORIX Corporation Corporate Communications Tel: +81-3-5419-5102 Fax: +81-3-5419-5901 E-mail: orixir@orix.co.jp

Revision of Consolidated Annual Results Forecasts for the Year Ended March 31, 2003

Tokyo, April 21, 2003 — ORIX Corporation (TSE: 8591; NYSE: IX) announced today that, while the audit of its financial statements is not yet complete, it has revised downward its forecasts for income before income taxes and net income for the year ended March 31, 2003. This revision is necessary primarily due to an increase in the write-downs of long-lived assets and provisions for doubtful receivables and possible loan losses.

1.  Forecasts for the Fiscal Year Ended March 31, 2003 (US GAAP, JPY Million)

	Original Forecast	Revised Forecast	Difference

Total Revenues	680,000	681,500	1,500
Income before Income Taxes	80,000	45,500	(34,500)
Net Income	46,000	30,000	(16,000)

2.  Principal Reasons for the Changes

(1)  Write-downs of Long-lived Assets

Against the background of continued asset deflation in Japan, ORIX has revised its estimates for future cash flows for certain long-lived assets based on the application of the standard “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which became effective from April 1, 2002.

Two considerations were taken into account regarding the change in evaluation standards for long-lived assets held by ORIX. One reflected the basis for projecting future cash flows in consideration of the downward trend in rental income due to asset deflation as well as the shortening of the length of time for which cash flows were calculated for some assets. The second change resulted from a revision of the cash flow projection for certain groups of small-lot, homogenous assets from one based on the aggregated portfolio of such assets, to one based on individual projections for each separate asset.

Based upon the revision of these estimates, we will record approximately 50.6 billion yen of write-downs of long-lived assets (14.6 billion yen for the first half and 36.0 billion yen during the second half) for the fiscal year ended March 31, 2003.

(2)  Provisions for Doubtful Receivables and Possible Loan Losses

In light of the recent difficulties incurred by the airline industry, ORIX estimates that approximately 5.3 billion yen of provisioning will be necessary for assets related to Air Canada and other airline related assets. As a result, we estimate a total of approximately 54.7 billion yen in provisions for doubtful receivables and possible loan losses for the fiscal year ended March 31, 2003.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services company based in Tokyo, Japan providing innovative value-added products and services to both corporate and retail customers. With approximately 6 trillion yen in assets and operations in 23 countries worldwide, ORIX’s activities include: leasing, corporate finance, real estate financing and development, insurance, investment and retail banking, venture capital, and securities investment and brokerage. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 22, 2003	By	/s/ Shunsuke Takeda Shunsuke Takeda Director Deputy President and CFO ORIX Corporation